

Mail Stop 3561

September 19, 2016

<u>Via E-mail</u>
Wanjun Xie
Chief Executive Officer
Landbay Inc
3906 Main Street, 207
Flushing, NY 11354

> **Re:** **Landbay Inc**
> **Amended Registration Statement on Form S-1**
> **Filed September 8, 2016**
> **File No. 333-210916**

Dear Mr. Xie:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 6, 2016 letter.

<u>Directors, Executive Officers, Promoters and Control Persons, page 18</u>

1. We reissue comment 5. Specifically, please disclose in the filing your promoters experience with other filers including filers that have and have not become qualified or effective. Further, it appears the filers are all engaged in the same business. In that regard, please disclose conflicts of interest associated with running multiple businesses in the same industry.

<u>Undertakings, page 19</u>

2. We reissue comment 7. Please revise to provide the undertaking required by Item 512(h) of Regulation S-K or advise us why the undertaking is not required

You may contact Brian McAllister at (202) 551-3341 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Killoy at (202) 551-7576 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages, Apparel,
and Mining